SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: November 21, 2001

                                     ABB Ltd
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

Registrant's telephone number, international:   + 011-41-1-317-7111
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                               ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No    X
                          ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated November 21, 2001, in respect of Jurgen Dormann succeeding Percy Barnevik as chairman of ABB.

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
Press Release

For your business and technology editors

Jurgen Dormann succeeds Percy Barnevik as chairman of ABB

Zurich, Switzerland, November 21, 2001 - Percy Barnevik announced that he is leaving his position as Chairman and Board member of ABB. Jurgen Dormann, presently a Board member of ABB and Chairman of the Management Board of Aventis, has been elected by the Board as its new Chairman.

"After five years as chairman of ABB I have decided to resign and open up for a new chairman to prepare nominations to the Board at the upcoming Annual General Meeting of Shareholders in March next year. I also with my departure take my share of responsibility for the less good performance of ABB in recent years," Barnevik said in a statement.

"ABB is well positioned both in products and markets and I believe fully in the present management and strategy. I am convinced that ABB, under the leadership of CEO Jorgen Centerman, will show a strong development in coming years," Barnevik added.

Dormann stated: "ABB is undergoing important changes that will bring it to a stronger position." He pointed out that Barnevik had been with the company for 22 years, eight years as CEO of ASEA, nine years as CEO of ABB and the last five years as non-executive chairman.
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ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has 160,000 employees in more than 100 countries.

Barnevik, born 1941, is Chairman of the board at Investor, AstraZeneca and Sandvik, and a member of the board of General Motors.

Jurgen Dormann, born 1940, is Chairman of the Management Board of Aventis, and was earlier the Chairman of the Management Board of Hoechst AG. He is a member of the boards of IBM and Allianz.

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
For more information please contact:

ABB Media Relations                             ABB Investor Relations
ABB Corporate Communications, Zurich            Switzerland: Tel. +41 1 317 7266
Thomas Schmidt                                  Sweden: Tel. +46 21 32 5928
Tel:  +41 1 317 7354                            USA: Tel. +1 203 750 7743
Fax: +41 1 317 7958                             investor.relations@ch.abb.com
media.relations@ch.abb.com

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
                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ABB LTD

Date:  November 21, 2001                 By:       /s/  BEAT HESS
                                            -----------------------------------
                                         Name: Beat Hess
                                         Title:    Group Senior Officer



                                         By:        /s/ HANS ENHORNING
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                                         Name:  Hans Enhorning
                                         Title:    Group Vice President